UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66693/ March 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14767

In the Matter of	:	
	:	
JETRONIC INDUSTRIES, INC. (n/k/a NEW	:	ORDER MAKING FINDINGS AND
BASTION DEVELOPMENT, INC.),	:	REVOKING REGISTRATIONS BY
LIONS PETROLEUM, INC. (n/k/a CHINA	:	DEFAULT AS TO THREE
HONGXING AGRITECH, INC.),	:	RESPONDENTS
MDI, INC., and	:	
MOBILEPRO CORP.	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on February 23, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Lions Petroleum, Inc. (n/k/a China Hongxing Agritech, Inc.) (Lions Petroleum), MDI, Inc. (MDI), and MobilePro Corp. (MobilePro) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by February 27, 2012. See 17 C.F.R. §§ 201.141(a)(2)(ii), (iv). To date, Respondents have not filed Answers, which were due by March 12, 2012. OIP at 3; 17 C.F.R. §§ 201.160, .220(b). On March 13, 2012, Respondents were ordered to show cause, by March 22, 2012, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference was held on March 22, 2012, at which Respondents did not appear.

Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] Jetronic Industries, Inc. (n/k/a New Bastion Development, Inc.), filed its Answer on March 19, 2012, and remains in the proceeding.

Lions Petroleum (CIK No. 1048407) is a void Delaware corporation located in Harbin, Heilongjiang Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lions Petroleum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2007, which reported a net loss of $119,137 for the prior three months. As of February 14, 2012, the company's stock (symbol "LPET") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MDI (CIK No. 318259) is a void Delaware corporation located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MDI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009. As of February 14, 2012, the company's stock (symbol "MDIZQ") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MobilePro (CIK No. 769592) is a Delaware corporation located in Gaithersburg, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MobilePro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2009, which reported an operating loss of over $10.6 million for the prior twelve months. As of February 14, 2012, the company's stock (symbol "MOBL") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Lions Petroleum, Inc. (n/k/a China Hongxing Agritech, Inc.), MDI, Inc., and MobilePro Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge